SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

YPF

1Q26

EARNINGS WEBCAST PRESENTATION

Webcast on May 8, 2026
10:00 am ET / 11:00 am BAT

Follow the presentation vía website:

CLICK HERE

YPF S.A.

CONSOLIDATED RESULTS

YPF
YPF
YPF
YPF

INVESTOR RELATIONS CENTER

https://investors.ypf.com

Inversoresypf@ypf.com

Margarita.chun@ypf.com

IR TEAM

MARGARITA CHUN – IR MANAGER

VALENTINA LÓPEZ – IR

CHRISTIAN GONZÁLEZ – IR

1Q26	YPF	YPF	1Q26

MAIN HIGHLIGHTS OF 1Q26

	KPI	1Q26	4Q25	Q/Q Δ	1Q25	Y/Y Δ
Financial	Revenues	4,946	4,556	9%	4,608	7%
	Adjusted EBITDA	1,594	1,283	24%	1,245	28%
	Net Result	409	(649)	N/A	(10)	N/A
	CAPEX	980	1,086	-10%	1,214	-19%
	FCF	871	265	229%	(957)	N/A
	Net Debt	8,425	9,386	-10%	8,336	1%
	Net Leverage Ratio (x)	1.57	1.87	-16%	1.79	-12%
Upstream	Hydrocarbon Production (Kboe/d)	525.0	488.0	8%	552.1	-5%
	Crude Oil (Kbbl/d)	271.0	264.4	2%	269.9	0%
	Natural Gas (Mm3/d)	32.8	29.6	11%	37.3	-12%
	NGL (Kbbl/d)	47.7	37.7	26%	47.3	1%
	Crude Oil Price (US$/bbl)	68.4	53.0	29%	67.9	1%
	Natural Gas Price (US$/MBTU)	2.9	2.8	4%	3.0	-2%
	Crude Oil Exports (Kbbl/d)	38.3	39.3	-3%	36.4	5%
	Shale Oil Production (Kbbl/d)	205.4	196.0	5%	147.3	39%
	Total Lifting Cost (US$/boe)	8.8	9.6	-9%	15.3	-42%
	Lifting cost shale oil hub (US$/boe)	4.0	4.2	-4%	4.5	-11%
Midstream & Dw	Crude Processed (Kbbl/d)	344.3	334.9	3%	318.0	8%
	Refineries' Utilization Rate (%)	102%	99%	3%	94%	8%
	Local Fuels Volume Sold (Km3)	3,661	3,774	-3%	3,405	8%
	Local Fuels Net Price (US$/m3)	717	638	12%	697	3%
	Imported Fuels (Km3)	-	36	N/A	78	N/A
	R&M Adj. EBITDA (US$/bbl)	14.9	19.5	-24%	15.6	-4%

Local fuel volume sold and Fuel imports include Refinor for the 1Q26 (11km3 in Diesel, 21km3 in Gasoline, zero fuel imports) and 4Q25 (zero fuel volume sold, zero fuel imports). YPF owns 100% of Refinor as from Oct-25

In US$ million, unless noted otherwise. EBITDA = Operating income + Depreciation of PP&E + Depreciation of the right of use assets + Amortization of intangible assets + Unproductive exploratory drillings + (Reversal) / Deterioration of PP&E. Adjusted EBITDA = EBITDA that excludes IFRS 16 effects +/- one-off items. Net Leverage Ratio = Net Debt / LTM Adj. EBITDA. FCF = Cash flow from Operations less CAPEX (Investing activities), M&A (Investing activities), and interest and leasing payments (Financing activities). Fuels = diesel + gasoline. R&M is refining and marketing business, it excludes petrochemicals and agro products. 2025 figures for R&M Adj. EBITDA have been restated due to a reallocation of credits and debits taxes from Midstream & Downstream to Corporate & Others segment.

Adj. EBITDA totaled US$1,594 million (+24% q/q and +28% y/y) recording a strong margin of 32% (vs. 28% in 4Q25 and 27% in 1Q25). Sequential growth was mainly driven by improved pricing dynamics, higher shale  production, coupled with lower lifting costs in the shale business, partially offset by higher unit cost of oil purchased to third parties.

Interannual rise was largely explained by a substantial 42% reduction in lifting costs (divestment of mature fields and focus on shale expansion), and record processing levels at our refineries coupled with higher demand of refined products in the local and export markets, partially offset by increased oil volume purchased to third parties (due to reduced exposure to mature fields) at higher prices.

CAPEX was US$980 million, 10% below 4Q25, mostly due to increased maintenance activities in Downstream in 4Q25 and lower pace in the deployment of upstream facilities, while expecting acceleration of shale investments in 2H26, reaffirming our CAPEX guidance for 2026 in the range of US$5.5 to US$5.8 billion. Interannually, CAPEX dropped 19%, driven by reduced exposure to conventional assets and the acquisition of new unconventional concessions booked in 1Q25.

Shale oil production averaged 205 kbbl/d in 1Q26 (+5% q/q and +39% y/y), representing 76% of our total oil production (vs. 74% in 4Q25 and 55% in 1Q25), mostly driven by the outstanding performance of La Angostura Sur oil block, now contributing ~25% to our total shale oil production. We expect production ramp-up to accelerate in 2H26, achieving ~250 kbbl/d by Dec-26, in line with our guidance.

1Q26	YPF	YPF	1Q26

Processing levels at our refineries reached a new record-high of 344 kbbl/d in 1Q26 (+3% q/q and +8% y/y), achieving a utilization rate of 102%, while also setting record production of premium gasoline and middle distillates, allowing us to avoid imports, supply local players and export to neighboring countries.

VMOS reached around 62% construction progress as of Mar-26 while maintaining partial COD and first oil export by early 2027 and full operations by 2H27. In Apr-26, YPF acquired an additional shipping capacity of 44 kbbl/d, holding the largest stake among shareholders (~30% - 164/550 kbbl/d).

Free Cash Flow was US$871 million (+US$606 million q/q and +US$1.8 billion y/y). This strong cash generation was supported by the collection of ~US$500 million of strategic M&A proceeds, mainly from the divestments of Profertil and Manatiales Behr, combined with solid operating performance.

On the financial front, during 1Q26, we raised ~US$1.0 billion. This strong market access, coupled with robust free cash flow generation, enabled us to prepay ~US$ 750 million in debt in the first four months of 2026, optimizing our capital structure and reducing our average cost of debt. As a result, our net leverage ratio ended at 1.57x (vs. 1.87x in 4Q25 and 1.79x in 1Q25).

Buenos Aires, 05/07/2026 – YPF (BYMA: YPFD | NYSE: YPF1). Information based on financial statements (FS) prepared according to IFRS in force in Argentina. The sum of the parts of certain figures is subject to rounding. The Company’s functional currency is US$.

1. ANALYSIS OF CONSOLIDATED RESULTS OF 1Q26

Consolidated Revenues Breakdown	1Q26	4Q25	1Q25	Q/Q ∆	Y/Y ∆
Unaudited Figures, in US$ million
Diesel	1,662	1,525	1,521	9.0%	9.3%
Gasoline	1,130	1,055	1,037	7.1%	9.0%
Natural gas as producers (third parties)	283	249	306	13.6%	-7.4%
Other	998	1,072	988	-6.9%	1.0%
Total Domestic Market	4,073	3,902	3,852	4.4%	5.7%
Jet fuel	158	108	94	46.4%	68.1%
Grain and flours	143	80	133	78.1%	7.5%
Crude oil	256	216	240	18.2%	6.5%
Petchem & Other	316	250	289	26.4%	9.3%
Total Export Market	873	654	756	33.4%	15.4%
Total Revenues	4,946	4,556	4,608	8.6%	7.3%

 1 ADR = 1 share. Total issued capital stock amounted to 393,312,793 shares as of March-2026 (51% Argentina Government; 26% NYSE and 23% ByMA).

1Q26	YPF	YPF	1Q26

Net Revenues amounted to US$4,946 million (+9% q/q), mainly driven by the impact of higher international prices, particularly from March, that impacted on local fuels prices and export prices of oil and refined products, increased export volumes of diesel, LPGs and jet fuel, as well as peak seasonal exports of grain and flour. These effects were partially offset by lower seasonal demand of local fuels and fertilizers.

Unaudited Figures, in US$ million	1Q26	4Q25	1Q25	Q/Q ∆	Y/Y ∆
Lifting cost	(417)	(433)	(758)	-3.7%	-45.0%
Other Upstream	(88)	(164)	(147)	-46.6%	-40.4%
OPEX Downstream	(484)	(553)	(530)	-12.6%	-8.7%
Others Midstream & Downstream	(199)	(206)	(115)	-3.3%	73.8%
LNG & IG, New Energies, Corp. & Other	(206)	(173)	(194)	19.1%	6.1%
Total OPEX	(1,394)	(1,530)	(1,744)	-8.9%	-20.1%
Depreciation & Amortization	(743)	(774)	(806)	-4.0%	-7.8%
Royalties	(254)	(207)	(265)	22.6%	-4.4%
Other costs	(325)	(309)	(319)	5.3%	2.1%
Total Other Costs	(1,322)	(1,290)	(1,390)	2.5%	-4.9%
Fuels imports (including jet fuel)	(3)	(25)	(59)	-89.9%	-95.7%
Crude oil purchases to third parties	(671)	(545)	(485)	23.0%	38.2%
Biofuel purchases	(281)	(231)	(226)	21.4%	24.5%
Agro products purchases	(125)	(156)	(119)	-19.8%	5.2%
Other purchases	(199)	(177)	(139)	12.3%	42.5%
Stock variations	5	(85)	69	N/A	-92.8%
Total Purchases & Stock Variations	(1,272)	(1,219)	(959)	4.4%	32.7%
Other operating results, net	(80)	67	(323)	N/A	-75.2%
Operating Costs + Purchases + Impairment of Assets	(4,068)	(3,972)	(4,416)	2.4%	-7.9%

Stock variations include price effects by (US$ 23) million in 1Q26, (US$77) million for 4Q25, US$5 million for 1Q25

OPEX totaled US$1,394 million (-9% q/q), primarily driven by Other Upstream savings related to reduced exposure to mature fields and lower provision for obsolescence charges compared to 4Q25, coupled with operational efficiencies in Downstream, such as insurance policy renegotiations and optimization on energy consumption. Moreover, lifting costs in our shale operations also contracted sequentially, moving from 4.2 US$/BOE to 4.0 US$/BOE.

Other Costs reached US$1,322 million (+2% q/q), mostly explained by higher royalties (oil price increase), partially counterbalanced by lower depreciation and amortization related to the reclassification of Manantiales Behr block as held for sale in December 2025 and decreased unproductive exploratory drillings.

Purchases & Stock Variations amounted to US$1,272 million (+4% q/q). Purchases grew q/q, mostly driven by higher oil prices in line with the upward trend in Brent, and to a minor extent, increased biofuel purchases (especially biodiesel), softened by a substantial reduction in fuel imports. Importantly, during 1Q26 YPF eliminated diesel and gasoline imports. Stock variations reached a positive US$5 million in 1Q26 (compared to a negative US$85 million in 4Q25), mainly explained by higher inventory value on the back of the upward trend in international prices, and increased stock of gasoline in 1Q26 due to lower sequential demand, slightly offset by lower inventory built up of crude oil driven by higher processing levels.

1Q26	YPF	YPF	1Q26

Other operating net results totaled a negative US$80 million in 1Q26 (compared to a positive US$67 million in 4Q25), mainly explained by the positive result from the divestment of 50% stake in Profertil in 4Q25, partially offset by the negative result from changes in fair value of assets held for sale (Manantiales Behr), also recorded in 4Q25, besides higher provision for operating optimizations related to mature fields recorded in 1Q26.

Consolidated Net Income Breakdown	1Q26	4Q25	1Q25	Q/Q ∆	Y/Y ∆
Unaudited Figures, in US$ million
Operating income / (loss)	878	584	192	50.3%	357.3%
Result from equity interests in associates and joint ventures	101	15	81	573.3%	24.7%
Financial results, net	(327)	(206)	(245)	58.7%	33.6%
Net result before tax	652	393	28	65.9%	2213.8%
Income tax	(243)	(1,042)	(38)	-76.7%	536.5%
Net result	409	(649)	(10)	N/A	N/A
Net Income before impairment of assets	409	(649)	(10)	N/A	N/A

Results from equity interests in associates and joint ventures recorded a gain of US$101 million (vs. a gain of US$15 million in 4Q25), primarily reflecting enhanced results from YPF Luz, which also adhered to the Tax Normalization Plan, affecting 4Q25 results, while 1Q26 recorded enhanced operational metrics.

Financial net results recorded a loss of US$327 million (vs. a loss of US$206 million in 4Q25), mainly explained by the updated of the company’s peso-linked liabilities driven by a 5% local currency appreciation recorded during the quarter, including the peso-denominated Tax Normalization Plan liability, established by ARCA Resolution No. 5.684/2025).

The income tax recorded a charge of US$243 million (compared to a charge of US$1,042 million in 4Q25), mainly reflecting the extraordinary tax charge recorded in 4Q25 related to the Company’s adherence to the Tax Normalization Plan, mentioned above, slightly offset by the ordinary income tax charge recorded in 1Q26.

Consequently, the net result totaled a gain of US$409 million, compared to a loss of US$649 million in 4Q25.

1Q26	YPF	YPF	1Q26

2. ADJ. EBITDA & CAPEX

2.1 ADJ. EBITDA RECONCILIATION

Reconciliation of Adjusted EBITDA	1Q26	4Q25	1Q25	Q/Q ∆	Y/Y ∆
Unaudited Figures, in US$ million
Net result	409	(649)	(10)	N/A	N/A
Financial results, net	327	206	245	58.7%	33.6%
Result from equity interests in associates and joint ventures	(101)	(15)	(81)	573.3%	24.7%
Income tax	243	1,042	38	-76.7%	536.5%
Unproductive exploratory drillings	9	31	-	-71.0%	N/A
Depreciation & amortization	743	774	806	-4.0%	-7.8%
EBITDA	1,630	1,389	998	17.4%	63.3%
Leasing	(86)	(86)	(85)	-0.6%	0.9%
Provision for operating optimizations	70	(3)	-	N/A	N/A
Result from sale of assets	(4)	(3)	(14)	33.3%	-71.4%
Result from changes in fair value of assets held for sale	(14)	178	200	-107.9%	N/A
Provision for severance indemnities	-	17	26	N/A	N/A
Provision for obsolescence of materials and equipment	(9)	7	136	N/A	N/A
Result from sale of companies	-	(335)	-	N/A	N/A
Miscellaneous – Mature Fields & Others	7	119	(16)	-94.0%	N/A
Adjusted EBITDA	1,594	1,283	1,245	24.3%	28.1%

2.2 ADJ. EBITDA & CAPEX BY SEGMENT

	By Segment	1Q26	4Q25	Q/Q Δ	1Q25	Y/Y Δ
Adj. EBITDA	Upstream	1,148	736	56%	782	47%
	Midstream & Downstream	598	724	-17%	546	10%
	LNG & IG	-	3	N/A	(4)	N/A
	New Energies	27	23	17%	38	-29%
	Corp	(147)	(123)	20%	(91)	62%
	Eliminations & Others	(32)	(80)	-60%	(26)	24%
	Total Adj. EBITDA	1,594	1,283	24%	1,245	28%
CAPEX	Upstream	783	774	1%	979	-20%
	Midstream & Downstream	151	256	-41%	204	-26%
	LNG & IG	18	16	13%	3	500%
	New Energies	9	12	-25%	10	-14%
	Corp	19	28	-32%	18	7%
	Total CAPEX	980	1,086	-10%	1,214	-19%

Note: Midstream & Dw Adjusted EBITDA excludes inventories price effect of oil products, which are included in Eliminations & Other.

Past total figures remained unchanged. However, the figures for the business segments have been recalculated, as the tax credits and debits were reallocated to the “Corp.” segment..

1Q26	YPF	YPF	1Q26

3. ANALYSIS OF RESULTS BY SEGMENT

3.1 UPSTREAM

Upstream Financials	1Q26	4Q25	1Q25	Q/Q ∆	Y/Y ∆
Unaudited Figures, in US$ million
Crude oil	1,644	1,302	1,646	26.3%	-0.1%
Natural gas	346	317	394	9.2%	-12.1%
Other	31	27	27	12.3%	12.9%
Revenues	2,021	1,646	2,067	22.8%	-2.2%
Depreciation & amortization	(522)	(544)	(602)	-4.0%	-13.3%
Lifting cost	(417)	(433)	(758)	-3.7%	-45.0%
Royalties	(253)	(206)	(262)	22.8%	-3.6%
Other costs	(214)	(515)	(548)	-58.5%	-61.0%
Operating income / (loss)	616	(51)	(103)	N/A	N/A
Depreciation & amortization	522	544	602	-4.0%	-13.3%
Unproductive exploratory drillings	9	31	-	-71.0%	N/A
EBITDA	1,147	524	499	118.9%	129.9%
Leasing	(49)	(42)	(49)	16.9%	-0.4%
Provision for operating optimizations	70	(3)	-	N/A %	N/A
Result from sale of assets	(4)	(3)	(14)	33.3%	-71.4%
Result from changes in fair value of assets held for sale	(14)	178	200	N/A	N/A
Provision for severance indemnities	-	17	26	N/A	N/A
Provision for obsolescence of materials and equipment	(9)	7	136	N/A	N/A
Miscellaneous – Mature Fields	7	57	(16)	-87.9%	N/A
Adjusted EBITDA	1,148	736	782	56.1%	46.8%
CAPEX	783	774	979	1.3%	-20.0%

Unit Cash Costs	1Q26	4Q25	1Q25	Q/Q ∆		Y/Y ∆
Unaudited Figures, in US$/boe
Lifting Cost	8.8	9.6	15.3	-8.5%	%	-42.2%
Royalties and other taxes	6.3	5.8	6.6	8.4%	%	-4.0%
Other Costs	2.2	3.9	3.4	-44.3%	%	-36.8%
Total Cash Costs (US$/boe)	17.3	19.3	25.3	-10.6%		-31.5%

Revenues totaled US$2.0 billion (+23% q/q), mainly reflecting higher crude oil prices (+29% q/q), and to a minor extent, higher sales of natural gas (+5% volume and +4% price), partially offset by lower oil volume sold (-2% q/q), as we continue divesting conventional and expanding shale operation.

Lifting costs reached US$8.8/BOE (-9% q/q), primarily driven by divestment of mature fields, reaching conventional lifting costs of US$21.9/BOE (-5.5% q/q) and a more efficient unconventional lifting cost (US$4.7/BOE, -2% q/q). It is worth noting that compared to 1Q25, lifting costs contracted significantly, reducing by -42% y/y, primarily driven by exit program from mature fields.

Zooming into the lifting cost in our shale oil hub2 (at 100% stake), it posted best-in-class levels of US$4.0/BOE, as we recorded lower costs related to pulling activities (primarily in Loma Campana block), coupled with the growing share of La Angostura Sur block in our production portfolio with the most competitive lifting cost among YPF’s fields.

Royalties and other taxes averaged US$6.3/BOE (+8% q/q), primarily due to higher oil realized price, boosted by Brent volatility.

Other costs amounted to US$214 million (-58% q/q), mainly explained by higher one-off costs related to mature fields in 4Q25, and lower costs from unproductive exploratory drillings in 1Q26.

Adj. EBITDA totaled US$1,148 million (+56% q/q), mainly supported by higher oil prices (following the upward trend in international references), as well as efficiencies in lifting costs.

2 Five shale oil blocks operated by YPF: La Angostura Sur I and II (YPF owns 100%), Loma Campana (50%), La Amarga Chica (50%), Bandurria Sur (40% as of 1Q26, and 44.9% afterwards) and Aguada del Chañar (51%). La Angostura Sur is south-hub block and the rest core-hub blocks.

1Q26	YPF	YPF	1Q26

CAPEX amounted to US$783 million, from which 97% was allocated to unconventional assets, expecting acceleration in the following quarters, alongside the strong production ramp‑up in the second half of the year.

Gross unconventional horizontal oil wells recorded the following performance in 1Q26:

•         Drilled wells remained broadly stable q/q at 46 wells (56% average working interest or “avg. WI”) vs. 47 wells (61% avg. WI) in 4Q25, all of them drilled in blocks operated by YPF;

•         Completed wells slightly decreased sequentially to 47 wells (59% avg. WI) vs. 58 wells (61% avg. WI) in 4Q25, being 1 and 2 wells non-operated by YPF, respectively; and

•         Tied‑in wells declined to 43 wells (60% avg. WI) vs. 63 wells in 4Q25 (61% avg. WI), being 1 and 4 non‑operated by YPF, respectively.

Notably, despite lower sequential number of wells, shale oil production increased by 5% q/q, mainly driven by tied-in activities of 4Q25, accelerating production curve, as well as the better than expected performance of wells during 1Q26. It is worth mentioning the longer lateral length of 3,437 meters drilled per well on average during 1Q26, up 8% y/y and 6% q/q.

In terms of efficiencies within our unconventional operations3, during 1Q26 we managed to reach a new record high in drilling and fracking performance. In this sense, we averaged 364 meters per day of drilling in our shale oil hub blocks, and 11.2 stages per set per day on unconventional fracking (equivalent to 297 stages per set per month), supported with 18.5 pumping hours per day.

Upstream Operating data	1Q26	4Q25	1Q25	Q/Q ∆	Y/Y ∆
Unaudited Figures
Net Production Breakdown
Crude Production (Kbbld)	271.0	264.4	269.9	2.5%	0.4%
Conventional	64.9	67.6	121.2	-4.0%	-46.4%
Shale	205.4	196.0	147.3	4.8%	39.4%
Tight	0.7	0.7	1.4	-4.9%	-48.4%
NGL Production (Kbbld)	47.7	37.7	47.3	26.4%	0.8%
Conventional	6.8	6.9	12.8	-1.6%	-46.7%
Shale	40.7	30.6	33.8	32.9%	20.3%
Tight	0.2	0.2	0.7	-4.3%	-70.6%
Gas Production (Mm3d)	32.8	29.6	37.3	11.0%	-12.2%
Conventional	7.3	7.3	11.4	0.5%	-36.0%
Shale	22.8	19.5	22.2	16.8%	2.4%
Tight	2.7	2.8	3.7	-2.5%	-26.3%
Total Production (Kboed)	525.0	488.0	552.1	7.6%	-4.9%
Conventional	117.8	120.4	206.0	-2.2%	-42.8%
Shale	389.2	349.2	320.9	11.5%	21.3%
Tight	18.0	18.4	25.2	-2.6%	-28.7%
Average realization prices
Crude Oil (USD/bbl)	68.4	53.0	67.9	29.0%	0.8%
Natural Gas (USD/MMBTU)	2.9	2.8	3.0	4.3%	-1.7%

Crude oil production recorded 271 kbbl/d (+2.5% q/q). Once again, the sequential shale oil growth came from the continued strong performance achieved in La Angostura Sur block, that fully offset the slight decline from conventional production.

Natural gas production expanded by +11% q/q to 32.8 mm3/d, mainly driven by higher shale gas output (+17% q/q) from Rincón del Mangrullo and Aguada Pichana Oeste blocks, slightly offset by lower exposure to mature fields.

3Figures have been restated based on updated criteria. The analysis is limited to SLIM wells, as these are considered the most representative of the standard well configuration planned for large-scale development in Vaca Muerta.

1Q26	YPF	YPF	1Q26

NGLs production significantly grew +26% q/q to 47.7 kbbl/d, mostly explained by higher associated shale gas production from Rincón del Mangrullo and Aguada de la Arena blocks.

3.2 MIDSTREAM & DOWNSTREAM

Midstream & Downstream Financials	1Q26	4Q25	1Q25	Q/Q ∆	Y/Y ∆
Unaudited Figures, in US$ million
Diesel (third parties)	1,662	1,525	1,521	9.0%	9.3%
Gasoline (third parties)	1,130	1,055	1,037	7.1%	9.0%
Other domestic market	619	716	653	-13.5%	-5.1%
Export market	846	630	720	34.2%	17.5%
Revenues	4,257	3,926	3,930	8.4%	8.3%
Depreciation & amortization	(176)	(196)	(165)	-10.2%	6.7%
OPEX Downstream	(484)	(553)	(530)	-12.6%	-8.7%
Fuels imports (including jet fuel - third parties)	(3)	(25)	(59)	-89.9%	-95.7%
Crude oil purchases (intersegment + third parties)	(2,306)	(1,841)	(2,131)	25.3%	8.2%
Biofuel purchases (third parties)	(281)	(231)	(226)	21.4%	24.5%
Agro products purchases (third parties)	(125)	(156)	(119)	-19.8%	5.2%
Stock variations	668	(137)	104	N/A	543.9%
Other	(466)	(440)	(382)	5.9%	21.9%
Operating income / (loss)	1,085	347	422	212.6%	156.9%
Depreciation & amortization	176	196	165	-10.2%	6.7%
EBITDA	1,261	543	587	132.2%	114.7%
Leasing	(30)	(44)	(36)	-31.8%	-16.2%
Miscellaneous – Others	-	62	-	N/A	N/A
Adjusted EBITDA	1,231	561	552	119.4%	123.2%
Inventories price effect of oil products	633	(163)	5	N/A	11605.1%
Adjusted EBITDA excl. inventories price effect of oil products	598	724	546	-17.4%	9.5%
CAPEX	151	256	204	-41.1%	-26.2%

Stock variations include price effects by US$636 million for 1Q26, (US$164) million for 4Q25, US$8 million in 1Q25

Revenues totaled US$4.3 billion (+8% q/q), mostly driven by upward trend in international prices, increasing prices of local fuel and exports of oil and refined products. It was also supported by higher export volumes that expanded by 25%, particularly diesel, LPGs and jet fuel, besides higher seasonal exports of grain and flour. These effects were partially offset by the lower summer seasonal demand of local fuels and fertilizers.

OPEX Downstream amounted to US$484 million (-13% q/q), mainly due to lower maintenance costs and further efficiency gains, such as insurance policy renegotiations and optimization on energy consumption, among others, partially offset by higher costs in real terms.

Fuel imports dropped significantly by 90% q/q, driven by record processing levels and gasoline and middle distillates production, eliminating diesel and gasoline imports in 1Q26. As a result, fuel imports (excluding jet fuel) represented 0% of total fuel sales (vs 1% in 4Q25).

Crude oil purchases (intersegment + third parties) totaled US$2,306 million (+25% q/q), primarily explained by the upwards trend in oil prices. Biofuel purchases rose 21% q/q, driven by a 33% growth in biodiesel (+22% in volume and +8% in price) reflecting higher blending levels, following a temporary biodiesel shortage in 4Q25, and 10% increase in bioethanol, mainly due to higher prices (+9% q/q). Agro product purchases dropped 20% q/q, in line with lower seasonal sales of fertilizers mentioned above.

Stock variations were positive at US$668 million vs. -US$137 million in 4Q25, reflecting the impact of higher reference prices on our inventory valuation. In contrast, 4Q25 was affected by the oil price contraction and inventory drawdown (in line with higher sales).

1Q26	YPF	YPF	1Q26

Adj. EBITDA, excluding inventories price effect of oil products, reached US$598 million in 1Q26 (-17% q/q), mostly explained by the abrupt increase of crude oil prices during March which were progressively incorporated into local gasoline and diesel prices albeit insufficient to fully align with import parity references. Moreover, most refined products other than gasoline and diesel are priced based on the previous month's rates, which resulted in a lag in reflecting March's international price increases until the following month.

Adj. EBITDA of the Refining & Marketing business, in unit terms, remained strong at US$14.9/bbl, compared to US$19.5/bbl in 4Q25, reflecting the effects mentioned above.

CAPEX stood at US$151 million (-41% q/q), due to increased maintenance activities in 4Q25. The composition was: 40% midstream oil and gas, 37% refining, 15% logistics and 8% commercial and others.

In our refineries, during 1Q26 CAPEX was allocated to the following main projects:

•         New fuel specifications project, we continued moving forward with the new diesel hydrotreating unit at the Luján de Cuyo refinery, expecting to start operations in 2Q26, in line with Resolution No. 492/2023 (Secretary of Energy).

•         Revamping of topping units, we continued with the works to enable 100% shale oil processing, through revamping of topping units at Luján de Cuyo refinery, expected to be completed in 2Q26.

In our midstream oil business unit, we continued moving forward in our main projects:

•         VMOS (Allen – Punta Colorada, ~440 km oil export dedicated pipeline): ~62% complete, with first oil export expected by Jan-27 (~180 kbbl/d), ramping up to ~550 kbbl/d in 2H27, with potential expansion above 700 kbbl/d. In Apr-26, YPF secured additional 44 kbbl/d of shipping capacity, jumping YPF’s total capacity in VMOS to 164 kbbl/d, holding the largest stake of 30%.

•         La Angostura Sur evacuation Project: the construction of a new pipeline connecting our new flagship shale oil block and South Hub to LLL–Centenario pipeline, reached ~20% completion and is expected to be operational in 3Q26.

In our midstream gas business unit, we also continued making progress on our main projects:

•         Loma La Lata gas treatment plant, full revamp underway to expand current capacity and improve the treatment of associated gas, expected to be operational in 2Q26.

•         South Hub gathering project, progress continues with the gas evacuation infrastructure in the Puesto López–LLL gas pipelines, with completion expected in 3Q26.

•         North Hub gathering project, after completing the construction of a new gas pipeline connecting Narambuena and Bajo del Toro blocks with El Portón Industrial Complex, we continued making progress on gas treatment facilities, expected to be operational in 4Q26.

In logistics, we moved forward with:

Revamping of Luján de Cuyo – Monte Cristo product pipeline (including the new Río Tercero pumping station), expected to be operational in 2Q26, increasing product evacuation capacity from the Luján de Cuyo refinery.

1Q26	YPF	YPF	1Q26

Midstream & Downstream Operating data	1Q26	4Q25	1Q25	Q/Q ∆	Y/Y ∆
Unaudited Figures
Crude processed (Kbbld)	344.3	334.9	318.0	2.8%	8.3%
Refinery utilization (%)	101.9%	99.1%	94.1%	279bps	780bps

Nominal capacity at 337.94 kbbl/d since 1Q24.

Sales volume to third parties (YPF stand alone)
Sales of refined products (Km3)	5,113	5,470	4,786	-6.5%	6.8%
Total domestic market	4,373	4,877	4,212	-10.3%	3.8%
of which Gasoline	1,577	1,618	1,480	-2.5%	6.6%
of which Diesel	2,052	2,156	1,925	-4.9%	6.6%
Total export market	740	593	574	24.9%	29.0%
Sales of petrochemical products (Ktn)	147	168	115	-12.5%	28.6%
Domestic market	66	51	58	29.6%	12.4%
Export market	82	118	56	-30.6%	45.4%
Sales of fertilizers, grain and flours (Ktn)	385	465	396	-17.1%	-2.6%
Domestic market	83	262	82	-68.3%	0.8%
Export market	302	203	313	48.9%	-3.5%
Net average prices
Gasoline (USD/m3) (domestic market)	659	603	640	9.3%	3.1%
Diesel (USD/m3) (domestic market)	761	663	743	14.8%	2.4%

Net Average domestic prices for gasoline and diesel are net of taxes, commissions, commercial bonuses and freights.

Crude oil processed averaged 344 kbbl/d (+3% q/q), setting another record-high, with a refining utilization of 102%, mainly boosted by a strong operational performance in Luján de Cuyo refinery and increased crude transportation capacity to refineries. These improvements were combined with record production of premium gasoline and middle distillates, avoiding fuel imports, while enabling supply and replacing imports to other local refineries and exports to neighboring countries.

Domestic fuels sales volumes (YPF stand alone) reached 3,629 thousand m3, declining by 4% q/q (-5% diesel and -3% gasoline), mainly due to seasonality, but outperforming the country’s demand contraction of 5%.

Petrochemicals sales volumes dropped by 12% q/q, as the lower methanol exports were partially offset by increased domestic methanol demand. Fertilizers’ local sales volume declined by 65% q/q, due to seasonality, while grain and flour sales volumes increased by 12% q/q, mostly due to higher exports, following the normalization between both local and international market dynamics.

Net average fuels prices in local market measured in dollar terms grew by 12% q/q, reflecting the rally in international reference prices that began in March, which were largely passed through to prices at the pumps. As a result, we ended the quarter with a temporary discount against import parity of around 11%.

1Q26	YPF	YPF	1Q26

3.3 LNG & INTEGRATED GAS

LNG & Integrated Gas	1Q26	4Q25	1Q25	Q/Q ∆	Y/Y ∆
Unaudited Figures, in US$ million
Natural gas (intersegment + third parties)	349	315	383	11.0%	-8.8%
Other	22	23	17	-5.4%	25.7%
Revenues	371	338	400	9.9%	-7.3%
Depreciation & amortization	(1)	1	(1)	N/A	0.0%
Natural gas purchases (intersegment + third parties)	(343)	(314)	(405)	9.3%	-15.3%
Operating cost & Other	(28)	(21)	1	32.3%	N/A
Operating profit or loss	(1)	4	(5)	N/A	-85.1%
Depreciation & amortization	1	(1)	1	N/A	0.0%
EBITDA	0	3	(4)	-89.6%	N/A
Leasing	-	-	(0)	N/A	N/A
Adjusted EBITDA	0	3	(4)	-89.6%	N/A
CAPEX	18	16	3	12.5%	500.5%

Adj. EBITDA was neutral (vs. a positive US$3 million in 4Q25), mainly due to higher natural gas purchases and higher operating costs in real terms, partially offset by higher natural gas sales in line with increased demand, primarily from industrial customers  and power plants. This increase was influenced by the new electricity regulatory framework implemented in November 2025, which enabled YPF to supply natural gas directly to YPF Luz and other power generators. Consequently, the volume of natural gas dispatched to power plants rose by 29% and the average price increased by 1% compared to 4Q25.

CAPEX was mainly related to the execution of engineering activities associated with the Argentina LNG Project, which continued advancing during the quarter.

Our affiliate, Mega, a leading natural gas liquids processing company in Argentina (YPF’s equity stake: 38%), added a new fractionation train in May-26, completing the Phase 1 of its liquids production capacity expansion project. This Phase 1 increased Mega’s original capacity of 4,800 ton/d by 18% (capex of ~US$260 million). Moreover, the company has recently approved a second phase of the expansion to further increase the original capacity by 50%, expecting COD by 2H28 (capex of ~US$390 million,~90% submitted under RIGI scheme, pending approval). It is worth noting that 80% of the total expansion project will be dedicated to exports. These initiatives support Mega’s development and export-oriented profile of Vaca Muerta.

1Q26	YPF	YPF	1Q26

3.4 NEW ENERGIES

New Energies	1Q26	4Q25	1Q25	Q/Q ∆	Y/Y ∆
Unaudited Figures, in US$ million
Natural gas retail (third parties)	153	141	147	8.6%	3.9%
Other	53	47	45	12.5%	18.3%
Revenues	206	188	192	9.6%	7.3
Depreciation & amortization	(14)	(12)	(14)	16. %	0.0%
Natural gas purchases (intersegment + third parties)	(81)	(76)	(57)	7.8%	41.8%
Operating cost & Other	(98)	246	(97)	N/A	1.0%
Operating income	13	346	24	-96.2%	-45.8%
Depreciation & amortization	14	12	14	16.7%	0.0%
EBITDA	27	358	38	-92.5%	-28.9%
Result from sale of companies	-	(335)	-	N/A	N/A
Adjusted EBITDA	27	23	38	17.4%	-28.9%
CAPEX	9	12	10	-25.0%	-14.0%

Adj. EBITDA totaled US$27 million (+17% q/q), primarily explained by our subsidiary Metrogas, as a result of higher natural gas retail margins mainly due to increased prices and higher other sales related to transportation and distribution services, partially offset by a slight reduction in natural gas off-peak demand. The Adj. EBITDA for 4Q25 excludes US$335 million for the result from the sale of 50% stake in Profertil, which is included in the Operating cost & Other line.

4.       LIQUIDITY AND SOURCES OF CAPITAL

4.1 CASH FLOW SUMMARY

The free cash flow for 1Q26 was strongly positive at US$871 million, on the back of collection from strategic M&A transactions, as well as the solid adjusted EBITDA of 1Q26, fueled by the rally in international prices since March 2026.

M&A activity resulted in a net cash inflow of US$504 million, primarily reflecting the final proceeds of US$410 million from the divestment of 50% stake in Profertil and the US$85 million partial collection from the divestment of Manantiales Behr conventional block. These inflows were partially offset by the initial payment of US$16 million for the acquisition of certain Equinor’s assets in Vaca Muerta, carried out jointly with Vista Energy.

Beyond M&A, the free cash flow generation of 1Q26 was supported by a solid operational performance across all the segments. As a result, Adjusted EBITDA (US$1,594 million) more than covered CAPEX (US$980 million) and interest payments (US$260 million), while the impact of working capital evolution and other items was nearly neutral.

In terms of liquidity, the aforementioned strong cash generation led to a significant increase in our cash and short-term investments, which reached US$1,692 million as of the end of March 2026, representing an improvement of US$497 million during 1Q26.

Notes [*] YPF S.A. standalone. [1] Approximation of cash flow evolution, highlighting key figures. Cash & equivalents include Argentine sovereign bonds and Treasury notes. [2] Others consider lower taxes due to prepayments done in 4Q25, mature fields one-off items (-62): [operating optimizations (-2), Santa Cruz agreement (-30), TDF agreement (-18), severance indemnities (-14), additions of assets held for sale (-4), among others +6], TGN agreement, partial payment for the acquisition of Equinor assets, Tax Normalization Plan established by ARCA Resolution No. 5.684/2025, contribution to affiliates, among others. [3] Others include mainly FX differences and net collection for sale of financial assets.

1Q26	YPF	YPF	1Q26

4.2 NET DEBT

Net debt breakdown	1Q26	4Q25	1Q25	Q/Q ∆
Unaudited Figures, in US$ million
Short-term debt	1,591	2,355	2,023	-32.4%
Long-term debt	8,526	8,226	7,543	3.6%
Total debt	10,117	10,581	9,566	-4.4%
Avg. Interest rate for US$-debt	7.1%	6.9%	6.5%
% of debt in USD	99.2%	99.2%	99.7%
Cash + short term investments	1,692	1,195	1,230	41.6%
% of liquidity dollarized	69.8%	68.4%	69.3%
Net debt	8,425	9,386	8,336	-10.2%

Average interest rates for US$ debt refer to YPF on a stand-alone basis.

As of March 31, 2026, YPF’s consolidated net debt totaled US$8,425 million, decreasing by US$961 million q/q, mostly driven by the strong free cash flow generation, which enabled the reduction of gross debt and the increase of liquidity. As a result, our net leverage ratio decreased from 1.87x in 4Q25 to 1.57x in 1Q26.

In terms of financing, in the international market, in 1Q26 we re-tapped 2034 international unsecured bond for US$550 million at an 8.1% yield, the lowest rate secured by the company in the international capital markets in the last 9 years. Moreover, in the local capital market, during 1Q26 we re-tapped a US$-MEP bond: Class XLII for US$161 million with a 3-year tenor at a 6.5% yield.

In addition, as mentioned above, the robust free cash flow of 1Q26 allowed the Company to proactively prepay US$525 million of financial debt maturing between the rest of 2026 and 2028, including CAF loan, local bonds and trade facilities. Additionally, we partially refinanced a local syndicated loan for US$176 million, extending its average life for 3 years.

After 1Q26, we issued in the local market a US$-MEP bond: Class XLIII for US$122 million with a 4 -year tenor at 5.5% yield, one of the most competitive yield achieved in the local market for a USD bond. In addition, we continued prepaying facilities for US$222 million, mostly maturing in 2028.

Regarding our maturity profile, for the remaining 9 months of 2026, the Company faces US$1,036 million of manageable maturities, mostly local: US$462 million of local bonds (US$100 million already repurchased); US$295 million of international bonds and the remaining in other local and international debts.

The following chart shows our consolidated principal debt maturity profile as of March 31, 2026:

1Q26	YPF	YPF	1Q26

5.  TABLES

5.1 CONSOLIDATED BALANCE SHEET

Consolidated Balance Sheet
Unaudited Figures	31-Mar-26	31-Dec-25
Non-current Assets
Intangible assets	1,073	1,068
Properties, plant and equipment	19,558	19,085
Right-of-use assets	609	537
Investments in associates and joint ventures	1,717	1,610
Deferred income tax assets, net	41	9
Other receivables	636	648
Trade receivables	6	5
Total Non-current Assets	23,640	22,962
Current Assets
Assets held for disposal	957	1,019
Inventories	1,460	1,447
Contract assets	5	3
Other receivables	820	1,159
Trade receivables	1,784	1,654
Investment in financial assets	366	262
Cash and cash equivalents	1,326	933
Total Current Assets	6,718	6,477
Total Assets	30,358	29,439
Shareholders’ Equity
Total Shareholders´ Equity	11,635	11,044
Non-current Liabilities
Provisions	639	610
Deferred income tax liabilities, net	511	373
Contract liabilities	212	180
Income tax liability	865	830
Other taxes payable	19	18
Salaries and social security	98	63
Lease liabilities	332	273
Loans	8,526	8,226
Other liabilities	347	373
Accounts payable	6	6
Total non-current Liabilities	11,555	10,952
Current Liabilities
Liabilities directly associated with assets held for sale	1,060	1,181
Provisions	248	229
Contract liabilities	145	117
Income tax liability	194	73
Taxes payable	350	217
Salaries and social security	371	336
Lease liabilities	308	298
Loans	1,591	2,355
Other liabilities	534	399
Accounts payable	2,367	2,238
Total Current Liabilities	7,168	7,443
Total Liabilities	18,723	18,395
Total Liabilities and Shareholders’ Equity	30,358	29,439

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

1Q26	YPF	YPF	1Q26

5.2 CONSOLIDATED INCOME STATEMENT

Income Statement	1Q26	4Q25	1Q25	Q/Q ∆	Y/Y ∆
Unaudited Figures, in US$ million
Revenues	4,946	4,556	4,608	8.6%	7.3%
Costs	(3,188)	(3,213)	(3,308)	-0.8%	-3.6%
Gross profit	1,758	1,343	1,300	30.9%	35.2%
Selling expenses	(489)	(499)	(497)	-1.9%	-1.5%
Administrative expenses	(291)	(279)	(258)	4.3%	12.7%
Exploration expenses	(20)	(48)	(30)	-58.3%	-33.3%
Other net operating results	(80)	67	(323)	N/A	-75.2%
Operating income	878	584	192	50.3%	357.3%
Income from equity interests in associates and joint ventures	101	15	81	573.3%	24.7%
Financial Income	32	33	16	-3.0%	100.0%
Financial Cost	(304)	(266)	(285)	14.3%	6.7%
Other financial results	(55)	27	24	N/A	N/A
Net financial results	(327)	(206)	(245)	58.7%	33.6%
Net profit before income tax	652	393	28	65.9%	2213.8%
Income tax	(243)	(1,042)	(38)	-76.7%	536.5%
Net (loss) / profit for the period	409	(649)	(10)	N/A	N/A
Net (loss) / profit for the period attributable to:
Shareholders of the parent company	404	(654)	(16)	N/A	N/A
Non-controlling interest	5	5	6	0.0%	-16.7%
Earnings per share attributable to shareholders of the parent company (basic and diluted)	1.03	(1.67)	(0.04)	N/A	N/A

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

5.3 SUMMARY OF CONSOLIDATED CASHFLOW STATEMENT

Summary Consolidated Cash Flow	1Q26	4Q25	1Q25	Q/Q ∆	Y/Y ∆
Unaudited Figures, in US$ million
Cash BoP	933	799	1,118	16.8%	-16.5%
Net cash flow from operating activities	1,865	1,738	850	7.3%	119.4%
Net cash flow from investing activities	(709)	(1,224)	(1,383)	-42.1%	-48.7%
Net cash flow from financing activities	(787)	(354)	354	122.3%	N/A
FX adjustments & other	24	(26)	(1)	N/A	N/A
Cash EoP	1,326	933	938	42.1%	41.4%
Investment in financial assets	366	262	292	39.7%	25.3%
Cash + short-term investments EoP	1,692	1,195	1,230	41.6%	37.6%
FCF	871	265	(957)	228.7%	N/A

FCF = Cash flow from Operations less capex (Investing activities), M&A (Investing activities), and interest and leasing payments (Financing activities).

1Q26	YPF	YPF	1Q26

6.  ABOUT YPF

YPF is the largest energy company in Argentina, fully integrated in the oil and gas value chain. Our main businesses are: (i) in the upstream, we produce ~30% of the country’s oil and gas, and we are the largest shale producer in Vaca Muerta, in process of divestment of conventional mature fields; (ii) in the downstream, we operate 3 refineries (+50% of Argentina’s refining capacity) and lead the local diesel and gasoline sales (market share >55%); and (iii) in gas and power, Metrogas, our subsidiary, distributes ~25% of the country’s natural gas, while YPF Luz, our affiliate, is the third largest power generation company in Argentina. The Government is the controlling shareholder with a 51% stake, and YPF is listed in the NYSE and ByMA.

7.       DISCLAIMER

Additional information about YPF S.A., a sociedad anónima organized under the laws of Argentina (the “Company” or “YPF”) can be found in the “Investors” section on the website at www.ypf.com.

This document does not constitute an offer to sell or the solicitation of any offer to buy any securities of the Company, in any jurisdiction. Securities may not be offered or sold in the United States absent registration with the U.S. Securities Exchange Commission (“SEC”), the Comisión Nacional de Valores (Argentine National Securities and Exchange Commission, or “CNV”) or an exemption from such registrations.

No reliance may be placed for any purpose whatsoever on the information contained in this document or on its completeness. Certain information contained in this document may have been obtained from published sources, which may not have been independently verified or audited. No representation or warranty, express or implied, is given or will be given by or on behalf of the Company, or any of its affiliates (within the meaning of Rule 405 under the Act, “Affiliates”), members, directors, officers or employees or any other person (the “Related Parties”) as to the accuracy, completeness or fairness of the information or opinions contained in this document or any other material discussed verbally, and any reliance you place on them will be at your sole risk. Any opinions presented herein are based on general information gathered at the time of writing and are subject to change without notice. In addition, no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) is or will be accepted by the Company or any of its Related Parties in relation to such information or opinions or any other matter in connection with this document or its contents or otherwise arising in connection therewith.

This document may also include certain non-IFRS (International Financial Reporting Standards) financial measures which have not been subject to a financial audit for any period. The information and opinions contained in this document are provided as at the date of this document and are subject to verification, completion and change without notice.

This document includes “forward-looking statements” concerning the future. The words such as “believes,” “thinks,” “forecasts,” “expects,” “anticipates,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions are included with the intention of identifying statements about the future. For the avoidance of doubt, any projection, guidance or similar estimation about the future or future results, performance or achievements is a forward-looking statement. Although the assumptions and estimates on which forward-looking statements are based are believed by our management to be reasonable and based on the best currently available information, such forward-looking statements are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control.

Forward-looking statements speak only as of the date on which they were made, and we undertake no obligation to release publicly any updates or revisions to any forward-looking statements contained herein because of new information, future events or other factors. In light of these limitations, undue reliance should not be placed on forward-looking statements contained in this document. Further information concerning risks and uncertainties associated with these forward-looking statements and YPF’s business can be found in YPF’s public disclosures filed on EDGAR (www.sec.gov) or at the web page of the Argentine National Securities and Exchange Commission (www.argentina.gob.ar/cnv).

You should not take any statement regarding past trends or activities as a representation that the trends or activities will continue in the future. Accordingly, you should not put undue reliance on these statements. This document is not intended to constitute and should not be construed as investment advice. The information contained herein has been prepared to assist interested parties in making their own evaluations of YPF.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: May 7, 2026	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer